Instaparty LLC

Notes to The Financial Statements for 2015 and 2016

NOTE 1: Organization and Nature of Business Activities

Instaparty, LLC (the "Company") is a limited liability company organized September 11, 2013 in Delaware, with headquarters in New Jersey. The Company is primarily involved in facilitating the booking and managing of parties in bars and clubs through a digital platform operated by the Company.

NOTE 2: Summary of Significant Accounting Policies

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.